FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES AMEX LISTING NOTICE

 (all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Wednesday, July 23, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it has received a second notice from the American Stock Exchange (“AMEX”), in addition to the notice dated April 12, 2007 from AMEX that at December 31, 2006, the Company is not in compliance with Section 1003(a)(i) of the AMEX Company Guide.  This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. (As the Company has previously advised, JED started operations in 2004 and sustained losses in that start-up year, as well as losses and a deficit position in shareholders’ equity in 2006 due to large write-downs of assets.)  JED submitted a detailed plan to AMEX in May 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008, which was accepted.

The second notice dated July 15, 2008 expressed concern about JED’s ability to be in compliance by October 13, 2008 with Section 1003(a)(iv) of the AMEX Company Guide, due to the extensions of the maturity date of the Company’s outstanding $40.240 million of Convertible Notes and announced plans to sell assets to redeem the Convertible Notes.  By August 5, 2008 JED must submit an Additional Plan, including its strategic initiatives and specific milestones.  If the Additional Plan is approved by AMEX, JED will continue to have until October 13, 2008 to be in compliance with Section 1003(a)(iv) of the AMEX Company Guide.  If such a plan is not submitted by JED, or is not accepted by AMEX, the Company may be subject to delisting proceedings.

“JED’s Additional Plan will consist of the initiatives already in progress by the Company for the redemption of the Convertible Notes, including the previously announced appointment of CB Securities Inc. as selling agent for JED’s northern Alberta oil and gas assets,” stated Justin Yorke, Chairman of the Audit Committee.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Lena Cati (212) 836-9611

(403) 335-2107

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com